                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2

                    BURNS INTERNATIONAL SERVICES CORPORATION
                            (Name of Subject Company)

                   SECURITAS ACQUISITION CORPORATION (OFFEROR)
                             SECURITAS AB (OFFEROR)
                            (Names of Filing Persons)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   122374-10-1
                      (Cusip Number of Class of Securities)

              THOMAS BERGLUND, PRESIDENT & CHIEF EXECUTIVE OFFICER
                                  SECURITAS AB
                        Lindhagensplan 70, P.O. Box l2307
                           SE-102 28 Stockholm, Sweden
                              Phone: 46-8-657-7400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Persons)

                                   A COPY TO:
                       DUNNINGTON, BARTHOLOW & MILLER, LLP
                      Attention: Frederick W. London, Esq.
                              Promenade Office Park
                  4165 East Thousand Oaks Boulevard, Suite 101
                         Westlake Village, CA 91362-3810

                            CALCULATION OF FILING FEE

        TRANSACTION VALUATION* $460,482,889 AMOUNT OF FILING FEE $92,097

-----------
* Estimated for purposes of calculating the amount of the filing fee only. The filing fee is calculated by (i) multiplying $21.50, the per share tender offer price by, 21,255,405 being the number of shares of Common Stock, par value $0.01 per share of Burns International Services Corporation sought in the Offer, plus (ii) payments to holders of options that will become vested and exercisable with an exercise price of less than $21.50. The amount payable to option holders is equal to the difference between (a) $21.50 and (b) the applicable exercise price, based on 911,666 outstanding options with an average weighted exercise price of $17.67 per share. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50th of one percent of the value of the transaction.

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $88,935                  Filing Party: Securitas Acquisition Corporation
Form or Registration No.: Schedule TO            Date Filed: August 7, 2000
-------------------------------------            --------------------------

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1
[ ] issuer tender offer subject to Rule 13e-4
[ ] going-private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 7, 2000 and as amended August 22, 2000 (the "Schedule TO") by Securitas Acquisition Corporation, a Delaware corporation ("Purchaser"), and Securitas AB, a joint stock company organized under the laws of Sweden ("Securitas"). The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding common stock, par value $0.01 per share, including the associated rights to purchase Series A Participating Cumulative Preferred Stock (the "Shares"), of Burns International Services Corporation, a Delaware corporation (the "Company"), at a purchase price of $21.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 7, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the "Offer"), which are annexed to and filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. This Amendment No. 2 to the Schedule TO is being filed on behalf of the Purchaser and Securitas.


ITEM 2.  SUBJECT COMPANY INFORMATION

         Item 2 is hereby amended and supplemented as follows:

         The information set forth in the Offer to Purchase, Section 8 ("Certain Information Concerning the Company") is supplemented as follows: "Neither Purchaser, Securitas nor the Information Agent has independently verified the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Purchaser, Securitas or the Information Agent."


ITEM 4.  TERMS OF THE TRANSACTION

         Item 4 is hereby amended and supplemented as follows:

                  The information set forth in the Offer to Purchase, Section 14 ("Conditions to the Offer") is supplemented as follows: "In any event, all conditions (other than those dependent upon the receipt of necessary government approvals) must be satisfied or waived by Purchaser before the expiration date."

ITEM 12.  EXHIBITS

EXHIBIT
-------
*(a)(1)    Offer to Purchase, dated August 7, 2000
*(a)(2)    Letter of Transmittal.
*(a)(3)    Notice of Guaranteed Delivery.
*(a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
*(a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees.
*(a)(6)    Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
*(a)(7)    Press Release of Securitas, dated August 3, 2000.
*(a)(7)(i) Press Release of Securitas, dated August 20, 2000
*(a)(8)    Summary Advertisement.
*(b)       Revolving Credit Facility Summary Terms and Conditions, dated as of August 2, 2000, between Securitas, Deutsche Bank AG,
           Deutsche Bank Luxembourg S.A. and the Banks listed on Schedule I thereto.
*(c)       Not Applicable.
*(d)(1)    Agreement and Plan of Merger, dated as of August 3, 2000, by and between the Company, Securitas and Purchaser.
*(d)(2)    Stockholders Agreement, dated as of August 3, 2000, by and between Purchaser and certain stockholders of the Company.
*(d)(3)    Stock Option Agreement, dated as of August 3, 2000, by and between Securitas and the Company.
*(d)(4)    Confidentiality Agreement, dated September 28, 1998, by and between Securitas and the Company.
*(e)       None.
*(f)       Not Applicable.
*(g)       None.
*(h)       Not Applicable.

-----------------
* Previously filed

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2000

                                 SECURITAS ACQUISITION CORPORATION


                                 By:      /s/ Hakan Winberg
                                          -------------------------------

                                 Name:    Hakan Winberg
                                 Title:   Executive Vice President and
                                          Chief Financial Officer



                                 SECURITAS AB


                                 By:      /s/ Thomas Berglund
                                          -------------------------------

                                 Name:    Thomas Berglund
                                 Title:   President and Chief Executive Officer